DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

February 23, 2007

Wayne A. Wirtz
Assistant General Counsel
Legal Department
AT&T Inc.
175 E. Houston, Room 205
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2-23-2007

Re: AT&T Inc.
Incoming letter dated December 15, 2006

Dear Mr. Wirtz:

This is in response to your letters dated December 15, 2006, January 25, 2007, and February 23, 2007 concerning the shareholder proposal submitted to AT&T by Monte Baggs. We also have received a letter on the proponent's behalf dated January 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Monte Baggs
13275 Corte Lindo
Salinas, CA 93908

Wayne A. Wirtz
Assistant General Counsel
Legal Department
175 E. Houston, Room 205
San Antonio, Texas 78205
(210) 351-3736

at&t

1934 Act/ Rule 14a-8

December 15, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2007 Annual Meeting - Monte Baggs Shareholder Proposal

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T"), formerly known as SBC Communications Inc., pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a shareholder proposal from Monte Baggs (the "Proponent") for inclusion in AT&T's 2007 proxy materials. As more fully discussed below, AT&T intends to omit the Proponent's proposal from its 2007 proxy statement because (a) the Proponent's proposal would require AT&T to violate state law (Rule 14a-8(i)(2)) and (b) if AT&T puts forth its own proposal described below at its 2007 Annual Meeting, the Proponent's proposal would conflict with the company's proposal (Rule 14a-8(i)(9)).

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement and the Proponent's letter submitting the proposal. A copy of this letter and related cover letter are being mailed concurrently to the Proponent advising him of AT&T's intention to omit his proposal from its proxy materials for the 2007 Annual Meeting.

The Proposal

On October 25, 2006, AT&T received a letter (the "Baggs Proposal") from the Proponent containing a mandatory proposal to amend the AT&T Bylaws by direct shareholder action to require the Board of Directors to seek shareholder ratification of any severance agreement (broadly defined) with a senior executive officer that provides "benefits with a total value that exceeds 2.99 times the sum of the executive's base salary plus target bonus." The Baggs Proposal states that "severance agreement" includes severances triggered when executives resign or are terminated after a change in control or, absent a change in control, are terminated, retire or resign without cause. Severance agreements covered by the Baggs Proposal are not limited to future agreements, and therefore include existing agreements. A copy of the Baggs Proposal along with its Supporting Statement is attached hereto as Exhibit A.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the Baggs Proposal may be omitted from AT&T's proxy statement for the 2007 Annual Meeting for the reasons stated below.

Reasons the Baggs Proposal May Be Omitted from the 2007 Proxy Statement

Pursuant to Rule 14a-8(i)(2): The Baggs Proposal would require AT&T to violate state law.

Rule 14a-8(i)(2) provides that a shareholder proposal may be excluded if implementing the proposal would require the company to violate any state or federal law.

In the past, the Staff has held that shareholder proposals seeking to alter existing contractual rights may be omitted under Rule 14a-8(i)(2). See, e.g. Coca-Cola Enterprises, Inc. (January 21, 1994). The Staff has recently reiterated this point, stating that "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." Staff Legal Bulletin No. 14B (CF), Part E (September 15, 2004).

The Staff has applied Rule 14a-8(i)(2) to allow the exclusion of shareholder proposals regarding executive employment agreements. In International Business Machines Corp., the Staff agreed with the company's argument that a shareholder proposal requiring it to terminate and renegotiate the retirement package given to its Chief Executive Officer pursuant to his employment agreement would require the company to breach the employment agreement in violation of state law. Therefore, the Staff concurred that the company may properly exclude the proposal under Rule 14a-8(i)(2). Int'l Business Machines Corp. (February 27, 2000). Similarly, in BankAmerica Corporation, the Staff relied on Rule 14a-8(i)(2) in allowing the company to exclude a shareholder proposal seeking to reduce the amount of pension provided to one of its senior executive officers under the terms of his employment agreement. BankAmerica Corp. (February 24, 1999).

Like the proposals excluded in International Business Machines and BankAmerica Corporation, the Baggs Proposal requires AT&T to breach its existing contractual agreements with its senior executive officers, in violation of applicable state contract law, by, in effect, unilaterally abrogating these agreements if they are put to a shareholder vote and are not ratified. Therefore, the Baggs Proposal should properly be excluded from the 2007 proxy statement under Rule 14a-8(i)(2).

In particular, AT&T currently has various agreements with its Chairman and Chief Executive Officer, Edward E. Whitacre, Jr., which provide certain benefits to Mr. Whitacre in the event that his employment with the company is terminated:

- AT&T's existing employment agreement with Mr. Whitacre provides for post-retirement benefits, including lifetime health benefits and a three-year consulting agreement at an annual fee of 50% of Mr. Whitacre's base salary in effect at the time of his retirement. Mr. Whitacre's employment agreement was filed with the Commission as an exhibit to AT&T's Form 10-K filed on February 28, 2002. Mr. Whitacre's original employment agreement has been extended until 2008 by letter dated March 4, 2006, which was filed with the Commission as an exhibit to AT&T's Form 8-K filed on March 6, 2006.

- AT&T's Change in Control Severance Plan, which is effective as of January 1, 2007, provides for a lump sum cash severance payment equal to 2.99 times the participant's annual base salary and bonus amount in the event that the participant's employment is terminated due to a change in control of AT&T (as defined in the plan). In addition, the plan provides for the payment by AT&T of excise taxes imposed on the participant to the extent the participant incurs the tax because of a prior deferral of income, along with any income or excise tax directly or indirectly resulting from such excise tax payment. This plan was filed with the Commission as an exhibit to AT&T's Form 8-K filed on October 5, 2006.

- AT&T's 2006 Incentive Plan, which is effective as of May 1, 2006, provides for the immediate vesting of all options granted to the participant in the event that the participant retires or resigns for good reason (as defined in the plan) or, following a change in control, is terminated by the company without cause. This plan was filed with the Commission as an exhibit to AT&T's Form 10-K filed on March 1, 2006.

The Baggs Proposal places a cap on the aggregate amount of severance benefits that can be provided to a senior executive officer without shareholder approval under any existing or future severance agreement or plan. Insofar as the aggregate amount of severance benefits granted to Mr. Whitacre under all of the relevant AT&T agreements and plans could exceed 2.99 times his base salary plus target bonus (and clearly would exceed such amount in the event of a change in control), the Baggs Proposal would require AT&T unilaterally to modify Mr. Whitacre's rights under some (or potentially all) of these agreements if the agreements were put to a shareholder vote and not ratified.

In the event shareholder ratification were not obtained, the Baggs Proposal would require AT&T to abrogate the offending agreements. It would be impossible for AT&T to do so without breaching its existing contractual obligations to Mr. Whitacre in violation of applicable state law.

AT&T's employment agreement with Mr. Whitacre and the 2006 Incentive Plan are governed by the laws of the State of Texas. AT&T's Change in Control Severance Plan is governed by the laws of the State of Delaware.

Any unilateral attempt by AT&T to change the benefits provided under the Texas-law agreements it currently has with Mr. Whitacre would violate the long-standing general Texas rule that prohibits a party from unilaterally changing the terms of an existing contract. See, e.g. Texas Workers' Compensation Ins. Facility v. State Bd. of Ins., 894 S.W. 2d 49, 54 (Tex. Ct. App. 1995); Mandril v. Kasishke, 620 S.W. 2d 238, 244 (Tex. Civ. App. – Amarillo 1981, writ ref'd n.r.e.) (citing Kitten v. Vaughn, 397 S.W. 2d 530, 533 (Tex. Civ. App. – Austin 1965, no writ)); Safeway Managing Gen. Agency for State and County Mutual Fire Ins. Co. v. Cooper, 952 S.W. 2d 861, 867 (Tex. Ct. App. 1997). A similar rule of law is also applicable in Delaware.

Implementing the Baggs Proposal would require AT&T either (a) to unilaterally reduce the severance benefits provided to Mr. Whitacre and other senior executive officers under some (or potentially all) of their existing contractual agreements, in order to avoid putting them to a shareholder vote, or (b) to unilaterally abrogate the agreements if they are not ratified by shareholders. AT&T lacks the power to effectuate such changes, and doing so would cause it to violate clearly-established principles of state contract law.

Accordingly, it is my opinion that AT&T may omit the Baggs Proposal from its 2007 proxy statement pursuant to Rule 14a-8(i)(2) as an improper mandate that the company unilaterally change the terms of its existing contractual agreements in contravention of its lawful authority under applicable state law.

I am licensed to practice law in the State of Texas, and this letter constitutes my legal opinion as to matters of Texas law. To the extent that the reasons set forth above are based on matters of Delaware law, please refer to the opinion of Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit B.

Pursuant to Rule 14a-8(i)(9): If AT&T puts forth its own proposal at its 2007 Annual Meeting, the Baggs Proposal would conflict with the company's proposal.

AT&T is considering submitting its own proposal (the "AT&T Proposal") at its 2007 Annual Meeting, by which shareholders would approve a policy, which may be embodied in a by-law, pursuant to which the company is prohibited from entering into any future severance agreement or future employment agreement with an executive officer that provides for severance benefits in an amount that exceeds 2.99 times the executive's annual base salary plus target bonus, unless such future agreement receives shareholder approval. A copy of the policy in the AT&T Proposal is attached hereto as Exhibit C.

If AT&T decides to put forth the AT&T Proposal for approval by shareholders, the Baggs Proposal will directly conflict with the AT&T Proposal and, as such, may be omitted from the 2007 proxy materials under Rule 14a-8(i)(9).

Rule 14a-8(i)(9) provides that a shareholder proposal may be excluded if it directly conflicts with a company proposal that the company intends to submit to shareholders at the same annual meeting.

The Staff has consistently concurred with a company's decision to omit a shareholder proposal from its proxy statement where the company proposal and the shareholder proposal present alternative and conflicting decisions for shareholders and submitting both proposals to a vote could produce inconsistent and inconclusive results. See, e.g. Croghan Bancshares, Inc. (March 13, 2002); First Niagara Financial Group, Inc. (March 7, 2002); Osteotech, Inc. (April 24, 2000). In interpreting Rule 14a-8(i)(9), the Staff has stated that shareholder proposals do not have to be identical in scope or focus in order for them to be excludable under the rule. Securities Act Release No. 34-40018 (May 21, 1998), fn. 27. The Staff has previously allowed the exclusion of a shareholder proposal so long as there is at least *some* basis for concluding that an affirmative vote on both the shareholder's and the company's proposal would lead to an inconsistent or ambiguous mandate from the shareholders. See, e.g. Gyrodyne Company of America, Inc. (October 31, 2005); Mattel, Inc. (March 4, 1999); The Gabelli Equity Trust (March 15, 1993). Even where a company has not conclusively decided to submit its own proposal, the Staff has concurred in the company's decision to exclude a conflicting shareholder proposal in the event that it chooses to include its own proposal in the proxy materials. See, SBC Communications, Inc. (January 15, 1997).

The Staff has recently applied Rule 14a-8(i)(9) to allow Halliburton Company to exclude a shareholder proposal similar to the Baggs Proposal. In Halliburton Company, a shareholder submitted a proposal requiring the Board of Directors to obtain shareholder approval of any existing or future severance agreement with a senior executive that provides benefits in an amount that exceeds a stated limit. The company stated that it intended to introduce its own proposal requiring shareholder ratification of future severance and employment agreements with executive officers that provide for benefits in an amount that exceeds the same limit specified in the shareholder proposal. The shareholder and the company proposals defined "benefits" differently; and the shareholder proposal applied to existing and future agreements, while the company proposal applied only to future agreements. The Staff agreed with Halliburton that the shareholder proposal directly conflicted with the company's own proposal, both in terms of their respective application to existing agreements and in terms of their differing definitions of "benefits." Halliburton Company (March 10, 2006); see, also Abercrombie & Fitch Co. (May 2, 2005) (the Staff allowed the exclusion of a shareholder proposal requiring that stock options for senior executives be performance-based as directly conflicting with a proposed company plan providing, among other things, for time-based stock options).

There are two aspects in which the Baggs Proposal directly conflicts with the provisions of the AT&T Proposal.

First, the two proposals differ in their application to existing agreements.

The Baggs Proposal requires the Board of Directors to seek shareholder ratification of "any severance agreement with a senior executive officer" which provides benefits in excess of the stated limit. Therefore, the Baggs Proposal encompasses not only future severance agreements with senior executives, but current agreements, as well.

Unlike the Baggs Proposal, the AT&T Proposal is limited only to future agreements providing severance benefits to senior executive officers. The AT&T Proposal specifically identifies "future severance agreements" and "future employment agreements" as those agreements that are entered into after the proposed policy becomes effective.

Second, the Baggs Proposal's definition of "benefits" is substantially different from and in direct conflict with the definition of "severance benefits" in the AT&T Proposal.

Among other things, the AT&T Proposal specifically excludes from its definition of "severance benefits" (a) amounts paid to offset excise tax liability to the extent the excise taxes are incurred because of a prior deferral of income; (b) benefits provided under plans or programs applicable to managers generally; (c) amounts paid for post-termination consulting services pursuant to a reasonable consulting agreement; and (d) in the event of a change in control, cash payments made in lieu of the accelerated vesting of options or outstanding equity-based awards or to compensate for the cancellation of such awards. Each of these items may be paid under the AT&T Proposal without regard to the 2.99 limit the Baggs Proposal would require, directly conflicting with the Baggs Proposal

The Baggs Proposal defines "benefits" as including "lump sum payments, perquisites, consulting fees, 'gross-up' payments to offset tax liabilities, fringe benefits, extra service credits or additional benefits under a retirement plan, and any equity grant or the value of accelerated vesting of equity grants." This definition of "benefits" directly conflicts with AT&T's definition because it clearly includes within its definition items that the AT&T Proposal specifically excludes.

If both the AT&T Proposal and the Baggs Proposal were submitted to the shareholders at the same annual meeting, favorable votes on both proposals would produce inconsistent and inconclusive results. Thus, if AT&T elects to include the AT&T Proposal in the proxy statement for its 2007 Annual Meeting, the Baggs Proposal should be omitted from the proxy statement pursuant to Rule 14a-8(i)(9) because it directly conflicts with the AT&T Proposal with respect to its application to existing severance and employment agreements and with respect to its expansive definition of "benefits."

* * *

For the reasons set forth above, we ask the Staff to recommend to the Commission that no action be taken if the Baggs Proposal is omitted from AT&T's 2007 proxy statement. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If the Staff does not concur that AT&T may exclude the Baggs Proposal, we respectfully request that the decision be promptly appealed to the full Commission for reconsideration, and that we be promptly notified of that appeal.

Sincerely,

Wayne Wirt

Assistant General Counsel

cc: Monte Baggs

RECEIVED

OCT 25 2006

CORPORATE SECRETARY'S OFFICE
Wayne Wirtz

EXHIBIT A

October 24, 2006

13275 Corte Lindo
Salinas, CA 93908

Ann E. Meuleman
Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

Dear Ms. Meuleman:

I hereby submit the attached stockholder proposal for inclusion in the Company's 2007 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

My resolution would amend the Company's bylaws to require that the Board of Directors seek shareholder approval for severance agreements with senior executives, including any future, renewed or modified "golden parachute" and "golden good-bye" severance plans, which provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus.

As indicated above the attached resolution, I have continuously held a qualifying number of shares for more than one year. I intend to continue to own these shares and to attend the next AT&T annual meeting to introduce and speak in favor of my stockholder resolution. Proof of my qualifying beneficial ownership is attached. I own additional share units of AT&T stock through the AT&T LESOP-1 and through the AT&T shares fund.

Thank you in advance for including our proposal in the Company's next annual proxy statement. If you have any questions or need any additional information from me, please do not hesitate to contact me in writing at the address above or by email: montewbaggs@sbcglobal.net.

Sincerely yours,

Monte Baggs

Monte Baggs

Attachments

SHAREHOLDER VOTE ON "GOLDEN PARACHUTE" AGREEMENTS

Monte Baggs, 13275 Corte Lindo, Salinas, CA, who directly owns 246 shares of the Company's common stock, intends to introduce the following proposal for action by the stockholders at the 2007 Annual Meeting:

RESOLVED, that the shareholders of AT&T Inc. hereby amend the Company's bylaws, in compliance with applicable law, to require that the Board of Directors seek shareholder ratification of any severance agreement with a senior executive officer, including any future, renewed or modified "golden parachute" and "golden good-bye" severance plan, providing benefits with a total value that exceeds 2.99 times the sum of the executive's base salary plus target bonus.

"Golden parachutes" are defined as severance triggered when executives resign or are terminated after a change of corporate control; "golden good-byes" are defined as severance which, absent a change of control, is triggered when executives are terminated, retire or resign without cause.

"Benefits" shall be defined to include all compensation not already earned or vested prior to termination, including lump sum payments, perquisites, consulting fees, "gross-up" payments to offset tax liabilities, fringe benefits, extra service credits or additional benefits under a retirement plan, and any equity grant or the value of accelerated vesting of equity grants.

The Board shall retain the option to seek shareholder approval after material terms have been agreed upon.

SUPPORTING STATEMENT

In my opinion, AT&T's severance agreements are unjustifiably costly and contrary to long-term shareholder interests.

According to *Business Week*, CEO Edward Whitacre's parachute is valued at over $25 million the 17th most costly among America's 100 largest corporations ("Platinum Promises," *BusinessWeek Online*, December 12, 2005).

I believe Whitacre's golden parachute is particularly excessive considering it has a platinum lining: annual pension payments of $5,494,000 for life, plus an $18,805,000 lump sum. In fact, last year The Corporate Library singled out AT&T for bestowing on Whitacre the third largest CEO pension payout among large U.S. companies.

If you add these together, it means that AT&T's shareholders could be paying our CEO more than $150 million in post-employment severance and pension benefits combined over the next 20 years (assuming Whitacre's eligible termination and longevity).

Excessive executive severance is becoming a pattern at AT&T, in my view. When former CEO David Dorman resigned last year, he received $11.3 million in cash severance, plus gross-up payments of $11.1 million to offset federal excise taxes on excess parachute payments, plus immediate vesting of outstanding equity awards, plus $2.25 million in annual retirement benefits, plus 400,000 restricted shares as payment for a 3-year "consultancy" and non-compete agreement.

I recognize that AT&T's new Change in Control Severance Plan limits the salary and bonus component in future severance packages to a 2.99 multiple, and also limits tax gross-up payments. However, AT&T's policy puts no limit on the *total* cost of executive severance. Because AT&T's Severance Plan permits certain additional payouts – such as immediate equity vesting and consulting agreements – I believe a bylaw amendment will best ensure that shareholders have a chance to scrutinize and ratify these agreements.

Shareholder ratification will provide valuable feedback, encourage restraint and strengthen the hand of the Board's compensation committee, in my view.

A similar proposal received the support of 66% of AT&T's shareholders at the 2005 annual meeting. However, that proposal did not take effect due to the merger with SBC.

Please **VOTE FOR** this resolution.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

EXHIBIT B

November 29, 2006

AT&T Inc.
175 E. Houston
San Antonio, TX 78205

Re: Stockholder Proposal Submitted by Monte Baggs

Ladies and Gentlemen:

We have acted as special Delaware counsel to AT&T Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Baggs Proposal") submitted by Monte Baggs (the "Proponent"), for inclusion in the Company's proxy statement for its 2007 annual meeting of stockholders (the "Proxy Statement"). In this regard, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on July 28, 2006;

(ii) the Bylaws of the Company, as amended (the "Bylaws");

(iii) the Baggs Proposal and the supporting statement thereto;

(iv) the Employment Agreement, effective November 16, 2001, between the Company and Edward E. Whitacre, Jr. as extended by letter from the Company to Mr. Whitacre dated March 4, 2006 (the "Employment Agreement");

(v) the Company's 2006 Incentive Plan (the "2006 Plan"); and

(vi) the Company's Change in Control Severance Plan, effective January 1, 2007 (the "Severance Plan" and, together with the 2006 Plan, the "Plans").

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the authenticity of all documents submitted to us as originals; (c) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (d) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents furnished for our review as listed above, the statements of fact and factual information set forth in said documents, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Baggs Proposal states as follows:

> RESOLVED, that the shareholders of AT&T Inc. hereby amend the Company's bylaws, in compliance with applicable law, to require that the Board of Directors seek shareholder ratification of any severance agreement with a senior executive officer, including any future, renewed or modified "golden parachute" and "golden good-bye" severance plan, providing benefits with a total value that exceeds 2.99 times the sum of the executive's base salary plus target bonus.
>
> "Golden parachutes" are defined as severance triggered when executives resign or are terminated after a change of corporate control; "golden good-byes" are defined as severance which, absent a change of control, is triggered when executives are terminated, retire or resign without cause.
>
> "Benefits" shall be defined to include all compensation not already earned or vested prior to termination, including lump sum payments, perquisites, consulting fees, "gross-up" payments to offset tax liabilities, fringe benefits, extra service credits or additional benefits under a retirement plan, and any equity grant or the value of accelerated vesting of equity grants.

> The Board shall retain the option to seek shareholder approval after material terms have been agreed upon.

The Supporting Statement to the Baggs Proposal provides, in relevant part, as follows:

> In my opinion, AT&T's severance agreements are unjustifiably costly and contrary to long-term shareholder interests.
>
> * * *
>
> I believe Whitacre's golden parachute is particularly excessive considering it has a platinum lining: annual pension payments of $5,494,000 for life, plus an $18,805,000 lump sum.
>
> * * *
>
> I recognize that AT&T's new Change in Control Severance Plan limits the salary and bonus component in future severance packages to a 2.99 multiple, and also limits tax gross-up payments. However, AT&T's policy puts no limit on the *total* cost of executive severance. Because AT&T's Severance Plan permits certain additional payouts – such as immediate equity vesting and consulting agreements – I believe a bylaw amendment will best ensure that shareholders have a chance to scrutinize and ratify these agreements.

The Baggs Proposal, if adopted, would require an amendment to the Bylaws which would limit the amount of severance benefits that could be provided to the Company's senior executive officers without stockholder approval. The Company currently has in place several agreements with such officers. In particular, the Company has several agreements with Edward E. Whitacre, Jr., the Company's Chairman and Chief Executive Officer, who has rights pursuant to the Employment Agreement and under the Plans. The Employment Agreement and the 2006 Plan are governed by Texas law, and the Severance Plan is governed by Delaware law. Under the Employment Agreement and the Plans, Mr. Whitacre is entitled to receive, among other things, certain benefits upon the termination of his employment with the Company.

To the extent that the aggregate amount of severance benefits granted to Mr. Whitacre under the Employment Agreement and the Plans exceeds 2.99 times his base salary plus target bonus, the Baggs Proposal, if implemented, would require the Company to modify unilaterally Mr. Whitacre's rights arising thereunder, if such agreements are submitted to a stockholder vote but not ratified in accordance with the bylaw contemplated by the Baggs Proposal. Any unilateral attempt by the Company to modify the benefits provided to Mr. Whitacre under the Severance Plan, which is governed by the laws of the State of Delaware, would violate the long-standing Delaware rule that prohibits a party from unilaterally modifying or revoking another party's vested contractual rights. See Salaman v. National Media Corp., 1992 WL 808095 (Del. Super.) ("Salaman's right to advancement and indemnification is a vested contract right which cannot be unilaterally terminated. Once an Indemnified Event occurred, the contract rights vested. . . . At that point, National Media could no longer unilaterally rescind Salaman's rights.").

OPINION

Based upon and subject to the foregoing and upon our review of such matters of law as we have deemed necessary and appropriate, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Baggs Proposal could, if implemented, force the Company to breach the Severance Plan by requiring a unilateral modification of its terms and conditions. Such action would violate the laws of the State of Delaware.

We are admitted to practice law in the State of Delaware and do not hold ourselves out as being experts on the law of any other jurisdiction. The foregoing opinion is limited to the laws of the State of Delaware, and we have not considered, and express no opinion on, the effect of the laws of any other state or jurisdiction, including state or federal laws relating to securities or other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

This opinion is rendered solely for your benefit in connection with the matters described herein. We understand that you intend to furnish a copy of this opinion to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WF/JMZ

EXHIBIT C

AT&T Severance Policy

AT&T will not enter into any future severance agreement or future employment agreement with any executive officer that provides for severance benefits in an amount that exceeds 2.99 times the executive's annual base salary plus target bonus, unless such future agreement receives prior shareholder approval or is ratified by shareholders at a regularly scheduled annual meeting within the following 15 months. All other future severance agreements and future employment agreements with executive officers will not be subject to shareholder approval or ratification under the Policy.

An "executive officer" is any person who, at the time the agreement is entered into, is identified by the company as an executive officer as that term is defined in Rule 3b-7 under the Securities Exchange Act of 1934.

"Future employment agreement" means an agreement between AT&T and an executive officer, entered into after the effective date of the Policy, pursuant to which such executive renders services to AT&T or one of its affiliates as an employee. "Future severance agreement" means an agreement between AT&T and an executive officer, entered into after the effective date of the Policy, which relates to such executive's termination of employment with AT&T.

"Severance benefits" means (i) cash payments made by AT&T to the executive officer in connection with and directly related to his or her termination of employment and (ii) the present value of benefits or perquisites provided for periods after the termination of employment. This includes lump-sum payments and the estimated present value of any periodic payments to be made or benefits or perquisites provided following the date of termination that are accrued and paid as a direct result of such termination. "Severance benefits," however, does not include: (i) payments of salary, bonus or performance award amounts that had accrued at the time of termination or had been previously earned and deferred; (ii) payments of accrued compensation or benefits under qualified and non-qualified deferred compensation plans and retirement and savings plans; (iii) amounts paid to offset excise tax liability to the extent the excise taxes are incurred because of a prior deferral of income; (iv) any benefits or perquisites provided under plans or programs applicable to managers generally; (v) amounts paid as part of any agreement intended to "make-whole" any loss or forfeiture of benefits from a prior employer; (vi) amounts paid for post-termination consulting services pursuant to a reasonable consulting agreement; (vii) amounts paid for post-termination covenants, such as a covenant not to compete; or (viii) any payment that the Board of Directors determines in good faith to be a reasonable settlement of any claim made against AT&T. In the event of termination of employment by the company following a change in control (as that term is defined in AT&T's Change in Control Severance Plan, as amended from time to time), "severance benefits" will not include the cash payments made in lieu of the accelerated vesting of options or outstanding equity-based awards or to compensate for the cancellation of such awards.

Wayne A. Wirtz
Assistant General Counsel
Legal Department
175 E. Houston, Room 205
San Antonio, Texas 78205
Telephone: (210) 351-3736
Fax: (210) 351-3467

at&t

1934 Act/ Rule 14a-8

January 25, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2007 Annual Meeting – Stockholder Proposal of Monte Baggs

Ladies and Gentlemen:

I refer to the recent letter, dated January 17, 2007, from Cornish F. Hitchcock (the "Hitchcock Letter"), on behalf of Monte Baggs (the "Proponent") asking the Staff not to concur in my conclusion, as described in my letter to you of December 15, 2006, that AT&T Inc. ("AT&T") may omit the proposal submitted by the Proponent on October 25, 2006 (the "Proposal") from the proxy statement for its 2007 Annual Meeting.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is also being mailed concurrently to Cornish F. Hitchcock.

This letter addresses the issues raised by Mr. Hitchcock in his January 17, 2007 letter and should be read in conjunction with AT&T's original letter dated December 15, 2006 (the "AT&T Letter").

Mr. Hitchcock argues that exclusion of the Proposal pursuant to Rule 14a-8(i)(2) is not warranted because implementation of the Proposal would not require AT&T to violate any laws since the resolution asks the Board of Directors to amend the bylaws "in compliance with applicable laws." However, the result sought by the Proposal is quite clear: the Board of Directors must obtain shareholder ratification of *any* severance agreement with a senior executive officer that provides for severance benefits in excess of the stated 2.99 limit (emphasis added). Mr. Hitchcock attempts to overlook this clear language in the Proposal by arguing that the Proponent intended that the proposed bylaw amendment operate only prospectively. Neither AT&T nor the Staff should be required to speculate about the Proponent's actual intent when his intent apparently contravenes the actual wording of the Proposal that he submitted. By its own terms, the

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clear import of the Proposal is that it applies to "*any* severance agreement with a senior executive officer, including any future, renewed or modified 'golden parachute' and 'golden good-bye' severance plan, providing for benefits with a total value that exceeds 2.99 times the sum of the executive's base salary plus target bonus" (emphasis added). Contrary to Mr. Hitchcock's position, the unambiguous terms of the Proposal apply to both existing and future severance agreements and/or plans. Therefore, as stated in the AT&T Letter and the opinion of Delaware counsel Richards, Layton & Fingers, P.A., implementing the Proposal would require AT&T to breach its existing contractual obligations in direct violation of applicable state law, and the Proposal may properly be excluded under Rule 14a-8(i)(2).

Mr. Hitchcock's offer to revise the Proposal comes too late and, in fact, reinforces the conclusion that implementing the Proposal would cause AT&T to violate state law. Allowing an amendment at this very late stage on such a basis would contravene the fundamental policy of the Rule 14a-8 deadline, which is intended to provide the company with adequate time to address the shareholder proposal, including internal Board and committee deliberations and preparation of the company's responsive statement for inclusion in the proxy materials.

With respect to Mr. Hitchcock's Rule 14a-8(i)(9) argument, his objection is simply unsubstantiated. Mr. Hitchcock seems to argue that the company must be certain as to whether it intends to put forth its own conflicting proposal before the Proponent's Proposal can be excluded under Rule 14a-(8)(i)(9). However, Mr. Hitchcock fails to cite any authority for his interpretation of the rule. On the contrary, as pointed out in the AT&T Letter, the Staff has previously concurred in a company's decision to exclude a shareholder proposal, even where the company has not made a definitive decision to submit its own conflicting proposal, in the event that the company does decide to do so. See, SBC Communications Inc. (January 15, 1997).

Furthermore, Mr. Hitchcock mischaracterizes AT&T's argument by implying that the Proposal "'*may* conflict'" with the company-sponsored proposal that AT&T is considering submitting at its 2007 Annual Meeting (Hitchcock Letter pg. 4). This is entirely incorrect. In fact, the AT&T Letter clearly states that "if AT&T decides to put forth the AT&T Proposal for approval by shareholders, the Baggs Proposal *will* directly conflict with the AT&T Proposal" (AT&T Letter pg. 4, emphasis added). Therefore, if AT&T decides to put forth its own proposal, as described in further detail in the AT&T Letter, the Proposal may properly be excluded under Rule 14a-8(i)(9).

In addition, we would like to advise the Staff that AT&T has made some modifications to the proposed AT&T Severance Policy, which was attached as Exhibit C to the AT&T Letter (clean and marked copies of the revised AT&T Severance Policy are enclosed with this letter). However, none of these modifications affect in any way the points made in the AT&T Letter, the Hitchcock Letter or this letter. The Proposal still directly conflicts with the proposal that AT&T is considering putting forth at its 2007 Annual Meeting.

* * *

For the reasons set forth above, AT&T continues to believe that it may omit the Proposal from its 2007 proxy statement under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Wayne Wirt

Assistant General Counsel

Enclosure

cc: Cornish F. Hitchcock
Monte Baggs

AT&T Severance Policy

AT&T will not enter into any future severance agreement or <~~future employment agreement~~>**arrangement** with any executive officer that provides for severance benefits in an amount that exceeds 2.99 times the executive's annual base salary plus target bonus, unless such future agreement **or arrangement** receives prior shareholder approval or is ratified by shareholders at a regularly scheduled annual meeting within the following 15 months. <~~All other future severance agreements and future employment agreements with executive officers will not be subject to shareholder approval or ratification under the Policy.~~>

An "executive officer" is any person who, at the time the agreement **or arrangement** is entered into, is identified by the company as an executive officer as that term is defined in Rule 3b-7 under the Securities Exchange Act of 1934.

"Future <~~employment agreement" means an agreement between AT&T and an executive officer, entered into after the effective date of the Policy, pursuant to which such executive renders services to AT&T or one of its affiliates as an employee. "Future~~ >severance agreement **or arrangement**" means an agreement **or arrangement** between AT&T and an executive officer, entered into after the effective date of th<e>**is** <~~P~~>**p**olicy, which relates to such executive's termination of employment with AT&T.

"Severance benefits" means (i) cash payments made by AT&T to the executive officer in connection with and directly related to his or her termination of employment and (ii) the present value**, as reasonably determined by AT&T,** of benefits or perquisites provided for periods after the termination of employment. This includes lump-sum payments and the estimated present value of any periodic payments to be made or benefits or perquisites provided following the date of termination that are accrued and paid as a direct result of such termination. "Severance benefits," however, does not include: (i) payments of <~~salary, bonus or performance award amounts~~>**compensation, awards or benefits** that had accrued at the time of termination or had been previously **granted or** earned<~~ and~~>**, whether or not** deferred<~~; (ii)~~>**, including but not limited to** payments of accrued compensation or benefits under qualified and non-qualified deferred compensation plans and retirement and savings plans; (<~~iii~~>**ii**) amounts paid to offset excise tax liability to the extent the excise taxes are incurred because of a prior deferral of income; (<~~iv~~>**iii**) any benefits or perquisites provided under plans or programs applicable to managers generally; (<~~v~~>**iv**) amounts paid as part of any agreement intended to "make-whole" any loss or forfeiture of benefits from a prior employer; (<~~vi~~>**v**) amounts paid for post-termination consulting services pursuant to a reasonable consulting agreement; (<~~vii~~>**vi**) amounts paid for post-termination covenants, such as a covenant not to compete**; (vii) the value of accelerated vesting of options or outstanding equity-based awards**; or (viii) any payment that the Board of Directors determines in good faith to be a reasonable settlement of any claim made against AT&T. <~~In the event of termination of employment by the company following a change in control (as that term is defined in AT&T's Change in Control Severance Plan, as amended from time to time), "severance benefits" will not include the cash payments made in lieu of the accelerated vesting of options or outstanding equity-based awards or to compensate for the cancellation of such awards.~~>

AT&T Severance Policy

AT&T will not enter into any future severance agreement or arrangement with any executive officer that provides for severance benefits in an amount that exceeds 2.99 times the executive's annual base salary plus target bonus, unless such future agreement or arrangement receives prior shareholder approval or is ratified by shareholders at a regularly scheduled annual meeting within the following 15 months.

An "executive officer" is any person who, at the time the agreement or arrangement is entered into, is identified by the company as an executive officer as that term is defined in Rule 3b-7 under the Securities Exchange Act of 1934.

"Future severance agreement or arrangement" means an agreement or arrangement between AT&T and an executive officer, entered into after the effective date of this policy, which relates to such executive's termination of employment with AT&T.

"Severance benefits" means (i) cash payments made by AT&T to the executive officer in connection with and directly related to his or her termination of employment and (ii) the present value, as reasonably determined by AT&T, of benefits or perquisites provided for periods after the termination of employment. This includes lump-sum payments and the estimated present value of any periodic payments to be made or benefits or perquisites provided following the date of termination that are accrued and paid as a direct result of such termination. "Severance benefits," however, does not include: (i) payments of compensation, awards or benefits that had accrued at the time of termination or had been previously granted or earned, whether or not deferred, including but not limited to payments of accrued compensation or benefits under qualified and non-qualified deferred compensation plans and retirement and savings plans; (ii) amounts paid to offset excise tax liability to the extent the excise taxes are incurred because of a prior deferral of income; (iii) any benefits or perquisites provided under plans or programs applicable to managers generally; (iv) amounts paid as part of any agreement intended to "make-whole" any loss or forfeiture of benefits from a prior employer; (v) amounts paid for post-termination consulting services pursuant to a reasonable consulting agreement; (vi) amounts paid for post-termination covenants, such as a covenant not to compete; (vii) the value of accelerated vesting of options or outstanding equity-based awards; or (viii) any payment that the Board of Directors determines in good faith to be a reasonable settlement of any claim made against AT&T.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

17 January 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By hand

Re: Shareholder proposal to AT&T Inc. from Monte Baggs

Dear Counsel:

I have been asked to respond on behalf of Monte Baggs to the letter from counsel for AT&T Inc. ("AT&T" or "the Company") dated 15 December 2006 ("AT&T Letter"), in which AT&T advises that it plans to omit Mr. Baggs' resolution from the Company's 2007 proxy materials. For the reasons set forth below, Mr. Baggs respectfully ask that the Division deny the no-action relief that Verizon seeks.

THE BAGGS RESOLUTION

The resolution states as follows:

> **Resolved**, that the shareholders of AT&T Inc. hereby amend the Company's bylaws, in compliance with applicable law, to require that the Board of Directors seek shareholder ratification of any severance agreement with a senior executive officer, including any future, renewed or modified "golden parachute" and "golden good-bye" severance plan, providing benefits with a total value that exceeds 2.99 times the sum of the executive's base salary plus target bonus.
>
> "Golden parachutes" are defined as severance triggered when executives resign or are terminated after a change of corporate control; "golden good-byes" are defined as severance which,

absent a change of control, is triggered when executives are terminated, retire or resign without cause.

"Benefits" shall be defined to include all compensation not already earned or vested prior to termination, including lump sum payments, perquisites, consulting fees, "gross-up" payments to offset tax liabilities, fringe benefits, extra service credits or additional benefits under a retirement plan, and any equity grant or the value of accelerated vesting of equity grants.

The Board shall retain the option to seek shareholder approval after material terms have been agreed upon.

AT&T opposes inclusion of this proposal in its proxy materials on two grounds:

1. The proposal would allegedly cause the company to violate Delaware law. Exclusion is thus sought under Rule 14a-8(i)(2).

2. AT&T is said to be "considering" the submission of its own proposal on the topic at the 2007 Annual Meeting, which it "may" embody as a bylaw, Mr. Baggs' resolution would allegedly conflict any such proposal (if indeed one is offered). Exclusion is thus sought under Rule 14a-8(i)(9).

Under Rule 14a-8(g), AT&T bears the burden of showing why Mr. Baggs' proposal may be excluded. As we now demonstrate, AT&T has not sustained its burden, and the request for no-action relief should therefore be denied.

<u>The "Violates State Law" Exclusion</u>

AT&T argues that the proposed bylaw amendment may be excluded under Rule 14a-8(i)(2), which permits the omission of a proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Alternatively, AT&T argues the proposal can properly be omitted under Rule 14a-8(i)(6) for the same reason, although it doesn't pursue this argument. The "violates state law" exclusion does not apply here for several reasons.

First, AT&T mischaracterizes the substance of the proposal. AT&T asserts that "the Baggs Proposal requires AT&T to breach its existing contractual agreements with its senior executive officers, in violation of applicable state contract law, ...". (AT&T Letter, page 2). In fact, Mr. Baggs' resolution states explicitly that the Company's bylaws shall be amended "in compliance with applicable law." The resolution does not provide the precise text of the bylaw amendment; rather, it directs the Board to amend the bylaws "in compliance with applicable law." The plain language of the resolution makes clear Mr. Baggs' intention that the Board should implement the bylaw "in compliance with applicable law," which would obviously presume that the Board would avoid a breach of contract that contravenes applicable state or federal law. A company's Board could conceivably violate state law whenever it is given discretion concerning the precise implementation of a shareholder resolution, which is why the (i)(2) exclusion specifically states the criteria is "*would*, if implemented" (emphasis added) and not "*could*, if implemented."

Second, in context, it is clear that the proposed bylaw should operate only on a prospective basis. Mr. Baggs' resolution states that the bylaw must "require that the Board of Directors seek shareholder ratification of any severance agreement with a senior executive officer, including *any future, renewed or modified* 'golden parachute' and 'golden good-bye' severance plan, providing benefits with a total value that exceeds 2.99 times the sum of the executive's base salary plus target bonus." (Emphasis added). In context, the proposal – like similarly-worded golden parachute proposals voted on at dozens of companies in recent years – applies to new, renewed, or modified severance agreements with senior executives. Nowhere in the text of the resolution, or in the Supporting Statement, is there a reference to putting "current" or "existing" severance agreements up for a shareholder vote. Indeed, a plain reading of the resolution – and its limitation to "any future, renewed or modified" severance plan – is reinforced by the final sentence of the resolution, which states: "The Board shall retain the option to seek shareholder approval after material terms have been agreed upon." This method for ratification clearly refers to future agreements only.

Finally, even if the Division were to conclude that the proposal could be read as affecting current severance agreements, that is no basis to exclude the proposal. The Division has routinely allowed proponents to amend proposals to remove any ambiguity about whether existing contracts are affected, *e.g., Liz Claiborne, Inc.* (18 March 2002). Should the Division conclude that such a wording change is needed here, Mr. Baggs is willing to make the minor modification needed to clarify this point. Changing one word in the first sentence – from "any" to "only," as shown below -- will address the point:

> Resolved, that the shareholders of AT&T Inc. hereby amend the Company's bylaws, in compliance with applicable law, to require that the Board of Directors seek shareholder ratification of any severance agreement with a senior executive officer, including ~~*any*~~ *only* future, renewed or modified "golden parachute" and "golden good-bye" severance plans, providing benefits with a total value that exceeds 2.99 times the sum of the executive's base salary plus target bonus.

Alternatively, Mr. Baggs is willing to add a short sentence to the end of the resolution, stating: "This bylaw shall apply only to severance agreements adopted after it becomes effective."

The Hypothetical "Company Proposal" Exclusion

AT&T's argues next that because "AT&T is *considering* submitting its own proposal (the 'AT&T Proposal') at its 2007 Annual Meeting ... which *may* be embodied in a bylaw ...," Mr. Baggs' *actual* proposal can be excluded pursuant to Rule 14a-8(a)(9). (AT&T Letter, page 4, emphasis added). It is not enough that AT&T is "considering" a resolution on this same topic. The text of Rule 14a-8(i)(9) is clear and is not written in conditional terms. The exclusion applies only if a proposal "directly conflicts with one of the company's own proposals to be submitted" at the meeting. The text does not allow a company to exclude a proposal that "*may* conflict with one of the company's proposals that *may* be submitted at the meeting. The AT&T must first decide whether it will in fact submit a proposal on this same topic before it can properly ask the Division for an opinion allowing it to exclude Mr. Baggs' proposal.

In sum, AT&T has failed to carry its burden of demonstrating that the resolution "*would*, if implemented" result in a violation of Delaware or Texas law, which is the criterion set out in the (i)(2) exclusion. Exclusion under (i)(6), although barely mentioned by AT&T, is likewise not applicable. Finally, AT&T does not even make a *prima facie* showing with respect to exclusion under Rule 14a-8(i)(9), inasmuch as the company has not yet decided whether it will be putting forward a resolution on this topic at the 2007 Annual Meeting. Because the Company has failed to meet its burden under Rule 14a-8, we respectfully ask you to advise AT&T that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. We would be grateful as well if you could fax me a copy of the Division's response once it is issued.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Wayne A. Wirtz, Esq.
Monte Baggs

at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407
Fax (210) 351-3467

February 23, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal of Monte Baggs

Ladies and Gentlemen:

This is to confirm that AT&T Inc. intends to include a management proposal in its 2007 proxy materials recommending that its stockholders approve a policy on severance agreements for AT&T's executive officers. A copy of this policy was previously forwarded by AT&T to the SEC in a letter dated December 15, 2006, and was further discussed in a second letter dated January 25, 2007. Accordingly, AT&T will exclude the stockholder proposal submitted by Monte Baggs pursuant to Rule 14a-8(i)(9) because Mr. Baggs' proposal will directly conflict with AT&T's management proposal.

Sincerely,

Nancy H. Justice

cc: Monte Baggs (via overnight)
Cornish Hitchcock (via fax)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 15, 2006

The proposal seeks to amend AT&T's bylaws to require the board to obtain shareholder ratification of any severance agreement with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus target bonus.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by AT&T seeking approval of a policy that would require prior shareholder approval of certain future severance agreements or employment agreements with severance provisions. You also represent that the proposal has terms and conditions that conflict with those set forth in AT&T's proposal. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,

Amanda McManus
Attorney-Adviser

END